UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DIGERATI TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

25375L206

(CUSIP Number)

Craig Kendall Clement

626 Jessamine St.

San Antonio, Texas 78209

Tel: (210) 446-5188

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Thomas C. Pritchard, Esq.

Brewer & Pritchard, P.C.

Three Riverway, Suite 1800

Houston, Texas 77056

Tel: (713) 209-2950

Fax: (713) 659-5302

June 29, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

CUSIP No.  25375L206

1	NAMES OF REPORTING PERSONS

Craig Kendall Clement
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7	SOLE VOTING POWER

NUMBER OF		1,820,304
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		1,820,304
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,820,304
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.5%
14	TYPE OF REPORTING PERSON

IN

1

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Digerati Technologies, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1600 NE Loop 410, Suite 126., San Antonio, Texas 78209.

Item 2.  Identity and Background

(a) The name of the person filing this statement is Craig Kendall Clement.

(b) The business address of Mr. Clement is 626 Jessamine St., San Antonio, Texas 78209.

(c) Mr. Clement is a director of the Issuer.

(d) During the past five years, Mr. Clement has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Clement was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Clement is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Clement acquired his beneficial interest in the shares of Company Common Stock with personal funds.

Item 4.  Purpose of Transaction

Mr. Clement acquired the Common Stock he beneficially owns for investment purposes. Mr. Clement does not currently have any plans or proposals (other than those he may have from time to time in his role as an officer and director of the Issuer) that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) Mr. Clement is the beneficial owner of 1,820,304 shares of Common Stock, comprised of 824,520 shares of common stock owned of record, 600,000 shares of common stock underlying currently exercisable warrants, and 395,784 shares of common stock owned by Flagship Oil & Gas Corp., an affiliate of Mr. Clement. The shares of Common Stock beneficially owned by Mr. Clement equals approximately 15.5% of the Issuer’s outstanding shares of Common Stock, based on 11,128,781 shares outstanding as of March 22, 2018 and 600,000 shares of common stock underlying currently exercisable warrants by Mr. Clements.

(b) Mr. Clement has sole voting power over the 1,820,304 shares of Common Stock beneficially owned by him.

(c) Mr. Clement has not affected any transaction in the Issuer Common Stock during the past 60 days, except as set forth in Item 3.

(d) Mr. Clement has no knowledge, that any person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, which descriptions are incorporated herein by reference in answer to this Item 6, and the agreements incorporated therein by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with Mr. Clement.

Item 7.  Material to Be Filed as Exhibits

None.

2

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Craig Kendall Clement
Name: Craig Kendall Clement

Dated: April 25, 2018

3